June 18, 2025

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Mark Brunhofer, Jason Niethamer,
  David Gessert and J. Nolan McWilliams

Re:         Bullish

Amendment No. 3 to

Draft Registration Statement on Form F-1

Submitted May 21, 2025

CIK No. 0001872195

To the addressees set forth above:

On behalf of our client, Bullish (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated June 4, 2025, relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Concurrently herewith, the Company is submitting an Amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Draft Registration Statement), all page references herein correspond to the page of the Amended Draft Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Morgan, Lewis & Bockius llp

101 Park Avenue
New York, NY 10178-0060 +1.212.309.6000
United States +1.212.309.6001

Securities and Exchange Commission

June 18, 2025

Amendment No. 3 to Draft Registration Statement on Form F-1

Summary Consolidated Financial and Other Data, page 22

1.	We note that you present net income/(loss) attributable to owners and non-controlling interests on the top of page 23, but the amounts presented for 2024 are those related to total comprehensive income. Please revise your presentation to present the appropriate net income amount.

In response to the Staff’s comment, the Company has revised the description of those line items on page 23.

Capitalization, page 116

2.	Please revise your presentation to include your debt in total capitalization. See Item 3B of Form 20-F.

In response to the Staff’s comment, the Company has revised the presentation on page 116.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Digital Assets held - intangible assets, inventories and financial assets, page 165

3.	In footnote (ii) to the tables on pages 165 and 166 you indicate that the BTC and ETH quantities presented include wrapped tokens such as wBTC and weETH. In Note 2.8 on page F-22 you indicate that you derecognize digital assets transferred to smart contracts and recognize the protocol-specific digital assets received in return. In your response, please tell us the amounts of these wrapped token along with your consideration for separately disclosing the quantities and specific wrapped tokens included in your tables given that wrapped tokens present additional risks to the tokens underlying them.

In response to the Staff’s comment, the Company respectfully advises that as of December 31, 2024, the total amount of wBTC held within “Digital assets held - intangible assets, inventories and financial assets” was US$23 million, and the total amount of weETH held was US$0.2 million. For December 31, 2023 and December 31, 2022, the amounts were zero.

The Company acknowledges the different risk profiles between the wrapped and unwrapped tokens; however, the Company believes combining the tokens in this specific table are supported because

a)	the wrapped and unwrapped versions are intended to be interchangeable and the wrapped token is designed to maintain a strong economic linkage to the native token, with its value governed by the underlying collateral and the protocol's redemption mechanism,
b)	combining provides better clarity to investors of overall positions to a particular token (whether wrapped or unwrapped). The aggregated presentation allows an investor to assess combined exposure to the token and reduce inadvertent double-counting or misunderstanding, and
c)	risks related to digital assets (whether wrapped or unwrapped) are covered elsewhere such as “risk factors” and other parts of MD&A.

Certain Relationships and Related Party Transactions

Loan Agreement with SPV KY Limited, page 189

4.	Please clarify why the reference to "block.one" is deleted from the first sentence of this section

In response to the Staff’s comment, the Company has revised the presentation on page 189.

Consolidated Statements of Cash Flows, page F-8

5.	We note approximately $5.6 billion each of non-cash purchases of and non-cash proceeds from disposals of digital assets held - intangible assets as disclosed at the bottom of page F-9. Please tell us the nature of these transactions and quantify for us the significant types of transaction underlying these amounts.

Securities and Exchange Commission

June 18, 2025

In response to the Staff’s comment, the Company’s digital assets that are accounted for as intangible assets represent the portfolio of digital assets that the Company holds with the aim of seeking economic benefits through price appreciation and yield, not with the purpose of holding the assets for sale to realize the economic benefit nor from profit on price volatility.

Because digital assets generally do not inherently produce income, the Company primarily deploys these digital assets held as investments in decentralized protocols to generate and earn yield. This deployment occurs in two primary ways:

1.	Deployment of assets into borrowing, lending, and investing smart contracts in exchange for protocol-specific digital assets.

2.	Smart contract wrapped digital assets.

The significant types of transactions underlying these non-cash purchases and proceeds, and their respective quantities, are detailed below:

Transaction Type	Type(s) of Digital Assets	Proceeds on disposal of digital assets held - intangible assets (US$ 'm)	Purchase of digital assets held -intangible assets (US$ 'm)
Deployment of Digital Assets on Decentralized Protocols	Deployment: BTC, ETH, USDC (decentralized lending and investing)	4,310	(4,309)
	Smart Contract Wrapping: ETH (e.g. wbtc)	1,203	(1,255)
Others		41	(40)
Total		5,554	(5,604)

Explanation of Transaction Nature and Accounting Treatment:

The deployment of assets into borrowing, lending, and investing smart contracts involves contributing digital assets (e.g., BTC, ETH, USDC) into a pool or protocol, whereby the Company receives an asset with slightly different characteristics from the contributed asset. The Company retains exposure to the full price risk of the underlying digital asset but, through receipt of a new digital asset, obtains additional functionality to earn a yield.

Securities and Exchange Commission

June 18, 2025

Smart contract wrapped digital assets involve transferring a digital asset (e.g., BTC for wBTC or ETH for eETH) to be "wrapped" by a smart contract. The Company receives a new digital asset (the wrapped token) that represents the underlying asset but allows for its deployment in yield-generating protocols that might not natively support the original unwrapped asset.

For these types of transactions, when digital assets are deployed to decentralized protocols, the protocol obtains control of the transferred assets, allowing it to utilize those assets within its operations. However, the underlying digital asset or its equivalent will be returned to the Company upon completion of deployment or unwrapping. Such transfers are intended to be temporary as the loan matures and the digital asset lent is returned.

In assessing whether the digital assets transferred (as described above) should be derecognized, the Company determined that control over these digital assets is transferred to the issuer of the wrapped digital assets or receipt digital assets when made available. The digital assets received upon deployment are reflective of the Company’s position and rights as the holder of that type of digital asset, based upon the underlying digital asset albeit with additional functionality. As such, these transactions result in derecognition of the transferred digital assets.

From an accounting perspective, such transactions that result in derecognition events are captured as non-cash proceeds on disposal of digital assets held - intangible assets. Correspondingly, non-cash purchases of digital assets held - intangible assets capture the new token received or the return of the original digital asset.

Notes to the Consolidated Financial Statements

Note 12. Taxation

(b) Reconciliation between tax expense and accounting loss at applicable tax rates, page F-46

6.	We note that the $4.2 million "Others" reconciling item in the table for 2024 represents about 84% of your recorded $5.0 million income tax expense. Please tell us the nature of the tax attributes underlying your "Others" reconciling item and tell us your consideration for separately identifying and disclosing any material individual amounts.

In response to the Staff’s comment, the Company has revised the presentation on page F-47. Of the $4.2 million in “Others”, $4.1 million related to the change in unrecognized temporary differences (e.g. temporary differences from accrual bonus).

Note 29. Financial risk management

(c) Digital asset risk

(i) Risks with respect to customers' digital assets, page F-67

7.	In the first paragraph on page F-68 you reference Note 13(c) which does not appear to exist. Please tell us whether you have customer segregated inventory at either December 31, 2024 or 2023. Otherwise, tell us where you have disclosed these amounts.

In response to the Staff’s comment, the Company has removed the reference to Note 13(c) in the first paragraph on page F-68.

Securities and Exchange Commission

June 18, 2025

There was no customer segregated inventory at either December 31, 2024 or December 31, 2023.

Please do not hesitate to contact the undersigned at +1.212.309.6843 or Erin E. Martin at +1.202.739.5729 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Howard A. Kenny
Howard A. Kenny

cc:          Nicholas Armstrong, General Counsel, Bullish

Joseph A. Hall, Davis Polk & Wardwell LLP

Daniel P. Gibbons, Davis Polk & Wardwell LLP